UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ULTRAPETROL (BAHAMAS) LIMITED

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

P94398107

(CUSIP Number)

José Antonio Sastre G.

c/o SIPSA S.A.

Av. El Bosque Norte 0440 of. 1101

Las Condes

Santiago, Chile

Tel: (011) (56) (2) 362-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107

1.	Name of Reporting Person Inversiones Los Avellanos S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Hazels (Bahamas) Investments Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person SIPSA S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Felipe Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 701,368
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power 701,368
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,565,453
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.3%
14.	Type of Reporting Person IN

CUSIP No. P94398107

1.	Name of Reporting Person Ricardo Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 701,368
	8.	Shared Voting Power 117,864,085
	9.	Sole Dispositive Power 701,368
	10.	Shared Dispositive Power 117,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,565,453
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 84.3%
14.	Type of Reporting Person IN

This Amendment No. 4 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (“Common Stock”), of Ultrapetrol (Bahamas) Limited., a Bahamas corporation, and amends the initial statement on Schedule 13D filed on July 22, 2010, Amendment No. 1 thereto filed on November 19, 2012, Amendment No. 2 thereto filed on December 12, 2012, and Amendment No. 3 thereto filed on June 17, 2013 (together, the “Original 13D” and, together with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Original 13D.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure in Item 4 of the Original 13D is hereby amended by adding the following.

On February 18, 2014, Hazels exercised the Warrant, and thereby obtained Class B shares representing all the economic interests in Sparrow 2, which holds 16,060,000 shares of Common Stock. Under certain circumstances, including the sale by Sparrow of all of its Common Stock, the Class A common stock of Sparrow 2 will be canceled, and the Class B common stock will come to represent all of the voting interests in Sparrow 2. Each of the Reporting Persons has already reported beneficial ownership of these shares of Common Stock because they are covered by the terms of the Shareholders’ Agreement, and accordingly, the Warrant exercise does not change the share ownership amounts reported by these persons.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

The disclosure in Item 5 of the Original 13D is hereby amended by deleting paragraph (c) therein and replacing it with the following.

(c) On February 18, 2014, Hazels exercised the Warrant and thereby obtained Class B shares representing all the economic interests (but none of the voting interests) in Sparrow 2, which holds 16,060,000 shares of Common Stock. These shares of Common Stock remain subject to the terms of the Shareholders’ Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby amended by deleting in its entirety the subsection entitled “Warrant” and by amending and restating the subsection entitled “Sparrow Shareholders’ Agreement”) to read as follows.

Sparrow Shareholders’ Agreement

The Sparrow Shareholders’ Agreement sets forth the agreements of the parties thereto regarding, among other things, the governance of Sparrow 2, the transfer of their shares of Sparrow 2, and the potential “earn out” payment to Hazels. Sparrow 2 is a company that will, after the Closing, hold 16,060,000 shares of Common Stock. Sparrow owns all of Sparrow 2’s Class A common stock and therefore all of its voting power. Upon its exercise of the Warrant, Hazels obtained all of the shares of Sparrow 2’s Class B common stock, which represent all of the economic interests (but none of the voting interests) in Sparrow 2. The provisions of the Sparrow Shareholders Agreement include the following.

•	Los Avellanos and Hazels have the right to approve certain matters regarding Sparrow 2, including the declaration and payment of dividends, mergers or consolidations, acquisitions of assets, incurrence of liabilities, issuance of securities, and other matters (in each case subject to certain exceptions).

•	Los Avellanos and Hazels on the one hand and Sparrow on the other hand have a right of first offer on the shares of Sparrow 2 and Sparrow common stock held by the other party along with customary “tag-along” rights. The Shareholders’ Agreement also grants Sparrow certain “drag-along” rights with respect to the shares of Sparrow 2 common stock held by Los Avellanos and Hazels. These drag-along rights take effect beginning four years after the Closing Date and only if Sparrow fails to achieve certain investment returns.

•	In the event that the investments that Southern Cross Latin America Private Equity Fund III, L.P., an Ontario limited partnership, and Southern Cross Latin America Private Equity Fund IV, L.P., an Ontario limited partnership (together “Southern Cross”), make in the Issuer achieve, upon their liquidation, rates of return in connection with their investments in the Issuer that are in excess of certain thresholds, then Sparrow shall pay to Hazels a portion of that excess. This payment may be in the form of cash, shares of the Issuer or other consideration specified in the Sparrow Shareholders’ Agreement.

•	Under certain circumstances, including the sale by Sparrow of all of its Common Stock, the Class A common stock of Sparrow 2 will be canceled, and the Class B common stock will come to represent all of the voting interests in Sparrow 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2014

INVERSIONES LOS AVELLANOS S.A.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	President

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Director

SIPSA S.A.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	President

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Attorney-in-Fact

HAZELS (BAHAMAS) INVESTMENTS INC.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	Director

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Director

FELIPE MENÉNDEZ R.

/s/ Felipe Menéndez R.

RICARDO MENÉNDEZ R.

/s/ Ricardo Menéndez R.